Exhibit 99.7
Financial Statements
WilPro Energy Services (El Furrial) Limited
Years ended December 31, 2004 and 2003

WilPro Energy Services (El Furrial) Limited
Financial Statements
Years ended December 31, 2004 and 2003

Report of Independent Auditors
To the Shareholders and Board of Directors
WilPro Energy Services (El Furrial) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (El Furrial) Limited as of December 31, 2004 and 2003, and the related statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (El Furrial) Limited at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
/s/ ERNST & YOUNG LLP
April 22, 2005

WilPro Energy Services (El Furrial) Limited
Balance Sheets

	December 31
	2004	2003

Assets
Current assets:
Cash and cash equivalents	$394,973	$432,225
Restricted cash and cash equivalents	16,817,751	12,949,707
Accounts receivable:
Trade – PDVSA Petroleo, S.A.	28,453,193	21,432,596
Affiliates	168,182	4,909,706
Other	102,015	184
Prepaid expenses	3,720,736	3,301,193

Total current assets	$49,656,850	$43,025,611

Restricted cash and cash equivalents	11,363,261	11,962,817
Property, plant and equipment, net	150,233,124	162,245,782
Deferred costs, net	4,389,425	4,882,835
Other assets	67,271	68,359

Total assets	$215,709,931	$222,185,404

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable:
Trade	$619,050	$279,837
Affiliates	418,241	668,257
Accrued liabilities	7,362,154	9,008,448
Value-added tax payable	2,991,210	1,382,862
Foreign taxes payable	884,000	1,314,134
Interest payable	1,251,786	1,393,427
Current portion of notes payable	11,868,132	11,868,132

Total current liabilities	$25,394,573	$25,915,097

Notes payable	94,945,055	106,813,187
Deferred foreign income tax	19,626,000	16,421,000

Shareholders’ equity:
Common stock, class A, $1 par value, 25,000 shares authorized, issued and outstanding	25,000	25,000
Common stock, class B, $1 par value, 12,500 shares authorized, issued and outstanding	12,500	12,500
Additional paid-in capital	60,516,037	60,516,037
Retained earnings	15,190,766	12,482,583

Total shareholders’ equity	75,744,303	73,036,120

Total liabilities and shareholders’ equity	$215,709,931	$222,185,404

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Income

	Year ended December 31
	2004	2003

Revenues	$63,231,208	$51,347,732

Operating expenses	14,150,862	11,657,229
Depreciation	12,212,632	12,316,591
General and administrative expenses	2,492,277	2,333,847

Total costs and expenses	28,855,771	26,307,667

Operating income	34,375,437	25,040,065

Other (income) expense:
Interest expense	11,118,652	12,234,247
Foreign currency transaction losses, net	738,236	111,470
Other income, net	(278,634)	(155,443)

	11,578,254	12,190,274

Income before foreign income tax	22,797,183	12,849,791
Provision for foreign income tax	4,089,000	4,451,000

Net income	$18,708,183	$8,398,791

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Shareholders’ Equity

			Additional
	Common Stock		Paid-In	Retained
	Class A	Class B	Capital	Earnings	Total

Balance, December 31, 2002	$25,000	$12,500	$60,516,037	$8,083,792	$68,637,329

Net income	—	—	—	8,398,791	8,398,791

Dividends	—	—	—	(4,000,000)	(4,000,000)

Balance, December 31, 2003	25,000	12,500	60,516,037	12,482,583	73,036,120

Net income	—	—	—	18,708,183	18,708,183

Dividends	—	—	—	(16,000,000)	(16,000,000)

Balance, December 31, 2004	$25,000	$12,500	$60,516,037	$15,190,766	$75,744,303

See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Statements of Cash Flows

	Year ended December 31
	2004	2003

Operating Activities
Net income	$18,708,183	$8,398,791
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,212,632	12,316,591
Amortization of deferred costs	493,410	706,474
Gain (loss) on sale of property, plant and equipment	—	1,161
Deferred foreign income taxes	3,205,000	3,131,000
Changes in operating assets and liabilities:
Accounts receivable – trade and other	(7,122,428)	(10,295,950)
Value-added tax payable	1,608,348	(19,740)
Foreign taxes payable	(430,134)	74,134
Prepaid expenses	(419,543)	354,687
Other assets	1,088	3,502
Trade accounts payable	339,213	(416,338)
Receivables/payables with affiliates	4,491,508	(4,494,447)
Accrued liabilities	(1,646,294)	6,690,563
Interest payable	(141,641)	(140,033)

Net cash provided by operating activities	31,299,342	16,310,395

Investing Activities
Purchases of property, plant and equipment	(199,974)	(181,306)

Net cash used by investing activities	(199,974)	(181,306)

Financing Activities
Payments of notes payable	(11,868,132)	(11,868,132)
Dividends paid	(16,000,000)	(4,000,000)
Changes in restricted cash	(3,268,488)	(3,244,334)

Net cash used by financing activities	(31,136,620)	(19,112,466)

Net decrease in cash and cash equivalents	(37,252)	(2,983,377)
Cash and cash equivalents, beginning of year	432,225	3,415,602

Cash and cash equivalents, end of year	$394,973	$432,225

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$1,137,527	$1,035,890
Interest paid	$10,766,882	$11,888,218
See accompanying notes.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements
December 31, 2004 and 2003
1. Organization and Description of Business
WilPro Energy Services (El Furrial) Limited, (the Company) was incorporated in the Cayman Islands in February 1997. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at El Furrial oil field, property of PDVSA Petróleo, S.A. (PDVSA), formerly PDVSA Petróleo y Gas, S.A., in Venezuela. Williams International El Furrial Limited, a subsidiary of Williams International Company, owns all 25,000 outstanding Class A common shares, and Production Operators Cayman, Incorporated, a subsidiary of Hanover Compression Limited Partnership, owns all 12,500 Class B common shares of the Company.
Williams International Company and Production Operators Cayman, Incorporated entered into a services contract with PDVSA. The Company subsequently assumed the rights and obligations held by Williams International Company and Production Operators Cayman, Incorporated under the services contract. Under the terms of the contract, the Company designed and built a high pressure and medium pressure natural gas compression plant and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has a 15-year term for the medium pressure plant and 20-year term for the high pressure plant. The services rendered by the Company generate a service fee from PDVSA, which is the Company’s primary source of revenue. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the El Furrial assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC) (see Note 6) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next quarterly debt principal and interest payment. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. An allowance for doubtful accounts is not common for the Company as it only has one customer. However, management assesses the collectibility of accounts receivable based on existing economic conditions, and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Property, Plant and Equipment
Property, plant and equipment is carried at cost. The carrying value of these assets is also based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 15 to 20 years is used for natural gas compression plant facilities and an estimated useful life of 5 years is used for all other property, plant and equipment.
Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will obtain the El Furrial facility and assume all retirement obligations at the end of the contract term.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, to clarify certain terms and requirements of SFAS No. 143. The Company does not anticipate any material impact to its financial position or results of operations in 2005.
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed based on contractual terms and associated volumes.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the statements of income.
Income Taxes
Deferred foreign income tax is computed using the liability method and is provided on all temporary differences between the financial basis and tax basis of the Company’s assets and liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. Throughout 2004 and 2003, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 14 percent devaluation of the Venezuelan Bolivar with respect to the U.S. Dollar during 2003 and a 20 percent devaluation in 2004. The exchange rate at December 31, 2004 and 2003 was 1920 and 1600 Venezuelan Bolivars to 1 U.S. dollar, respectively.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
Since December 31, 2004, the Venezuelan Bolivar has declined an additional 12 percent to 2150 in March 2005. The impact of the devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. Dollars.
In December 2002, a national strike was initiated that included the majority of the economic and productive sectors, including the oil industry, which contributes a substantial amount of foreign currency income to the country. The national strike continued until the beginning of February 2003. This situation has caused a strong economic tapering in the business environment resulting in shortages of consumer products and fuel. In addition, PDVSA experienced considerable changes in management and organizational structure. However, the Company’s operations were proven to be critical and strategic to the oil production of PDVSA during and in the period since the national strike ended.
The Venezuelan economy has been considered hyper-inflationary in the past, but it was no longer considered hyper-inflationary as of January 1, 2002. The inflation rate for Venezuela was 19 percent in 2004, compared to 27 percent in 2003, and 31 percent in 2002. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation.
There is no certainty of the future political and economic conditions or the impact changes in such conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be somehow affected, as well as its organizational structure. However, the conditions in the Company’s contract with PDVSA provide for adjustments for inflation, tariffs paid to the Company in U.S. dollars, and minimum tariffs when PDVSA’s volumes are low. As a result, management believes the impact should not be significant.
During 2003 the Company received payment of U.S. $8.1 million in Venezuelan Bolivars related to May and June U.S. Dollar invoices. Under the contract terms with PDVSA, these were required to be paid in U.S. Dollars because of the exchange controls currently in place preventing the exchange of Bolivars into U.S. Dollars. The Company is negotiating the return of the Bolivars to PDVSA in exchange for U.S. Dollars. At December 31, 2004, the Company has an $8.1 million receivable for the U.S. Dollars and a $6.8 million payable for the Bolivars on the balance sheet. The payable has decreased due to devaluation of the Venezuelan Bolivar.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
The Company has $11.8 million in accounts receivable at December 31, 2004 due to labor escalation related to May 2003 through December 2004 services. Such amount is based on contractual terms; however, PDVSA is disputing the index used in the calculation of this escalation. The index used has remained the same since the start of the contract. In February 2005, the Company collected 54% of this receivable for May 2003 through March 2004 for the High Pressure Plant and through May 2004 for the Medium Pressure Plant. The Company believes this receivable will be collected in full.
4. Related Party Transactions
The Company receives technical assistance from Hanover Compression Limited Partnership and Williams International Company, a subsidiary of The Williams Companies, Inc. During 2004 and 2003, Hanover Compression Limited Partnership and Williams International Company did not charge the Company for the technical assistance they provided.
The Company reimburses shareholders and affiliated companies (including the following subsidiaries of Williams International Company: WilPro Energy Services (PIGAP II) Limited, and Williams International Services Company) for amounts remitted and expenses incurred on behalf of the Company. In addition, the Company receives reimbursements from shareholders and affiliated companies for amounts the Company has remitted on their behalf.
Receivables and payables with shareholders and other affiliated companies at December 31 are as follows:

	2004	2003

Accounts receivable:

WilPro Energy Services (PIGAP II) Limited	$168,182	$4,164,004
Williams International Services Company	—	745,702

	$168,182	$4,909,706

Accounts payable:

Williams International Services Company	$298,187	$—
Williams International Venezuela Limited	120,054	668,257

	$418,241	$668,257

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
5. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2004	2003

Natural gas compression plant facilities	$221,364,248	$221,364,222
Spare parts	443,300	415,352
Vehicles	539,416	479,035
Leasehold improvements	510,411	438,022
Computer software and equipment	505,586	472,798
Other	660,230	653,788

	224,023,191	223,823,217
Accumulated depreciation	(73,790,067)	(61,577,435)

	$150,233,124	$162,245,782

6. Notes Payable
At December 31, long-term notes payable are represented as follows:

	2004	2003

Overseas Private Investment Corporation:
9.45% note payable, due in equal quarterly principal payments of $2,678,571 plus interest, maturing November 15, 2013	$96,428,572	$107,142,857

9.17% note payable, due in equal quarterly principal payments of $288,462 plus interest, maturing November 15, 2013	10,384,615	11,538,462

	106,813,187	118,681,319

Current portion	11,868,132	11,868,132

	$94,945,055	$106,813,187

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
6. Notes Payable (continued)
These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement with OPIC contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends and asset sales.
Aggregate minimum maturities of long-term debt total $11,868,132 for each of the next five years.
7. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from financial income principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences. Tax losses may be carried forward three years. Venezuelan tax law required a company that had been operational for more than three years to pay the higher of income tax or business asset tax. Business asset tax was assessed at one percent of the average value of the Company’s assets revalued for tax purposes and was repealed as of September 1, 2004.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
Significant components of deferred taxes at December 31 are as follows:

	2004	2003

Deferred tax liabilities:
Property, plant and equipment	$17,965,000	$14,760,000
Debt financing costs	1,661,000	1,661,000

Total deferred tax liabilities	19,626,000	16,421,000

Deferred tax assets:
Investment tax credit carryforward (ITC)	—	1,062,000
Business asset tax carryforward (BAT)	—	2,709,000
Net operating loss carryforward (NOL)	—	1,673,000

	—	5,444,000
Valuation allowance	—	(5,444,000)

Total deferred tax assets	—	—

Net deferred tax liability	$19,626,000	$16,421,000

For the year 2003 the Company applied a valuation allowance against its investment tax credit carryforwards, business asset tax carryforwards, and net operating loss carryforward. The valuation allowance was established because management was unable to conclude that it is more likely than not that they will be realized during the carryforward period due to the Company’s current tax paying position and the uncertainty associated with the impact of inflation accounting and currency devaluation.
In 2003, the Company’s foreign income tax of $4,451,000 consisted of business asset tax of $1,320,000 and deferred provision of $3,131,000. In 2004, the foreign income tax of $4,089,000 consists of foreign income tax of $884,000 and deferred provision of $3,205,000. In 2004, the Company’s effective tax rate is less than the expected statutory rate primarily due to inflation adjustments offset by NOL carryforwards of $4,886,000 and, ITC and BAT credits utilized of $3,757,000. At December 31, 2004 the Company adjusted the ITC, BAT and NOL carryforwards for inflation, which resulted in an increase in the carryforward balances in the amount of $1,389,000.
As a result of the full utilization of the NOL, ITC and BAT credit carryovers and current year ITC there are no carryforwards to the year 2005.

WilPro Energy Services (El Furrial) Limited
Notes to Financial Statements (continued)
8. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.
Notes payable: The fair value of the long-term notes was determined based on prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to estimate the fair value of the notes.

	2004		2003
	Carrying		Carrying
Asset (liability)	amount	Fair value	amount	Fair value

Cash and cash equivalents	$394,973	$394,973	$432,225	$432,225
Restricted cash and cash equivalents	28,181,012	28,181,012	24,912,524	24,912,524
Notes payable	(106,813,187)	(134,285,092)	(118,681,319)	(157,715,783)